UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: April 27, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Pinstripes Holdings, Inc.

Full Name of Registrant:

Banyan Acquisition Corporation

Former Name if Applicable

1150 Willow Road

Address of Principal Executive Office (Street and Number)

Northbrook, IL 60062

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-K for the year ended April 27, 2025 in a timely manner because the Registrant was not able to timely complete its financial statements without unreasonable effort or expense as it does not currently have the financial resources necessary to do so. As previously disclosed in a Current Report on Form 8-K filed on March 7, 2025, the Registrant had been actively pursuing potential alternative transactions simultaneously, including a possible sale of the Registrant or refinancing of its existing indebtedness. In that regard, the Registrant entered into a letter of intent (the “LOI”) with Oaktree Capital Management, L.P. in respect of a proposed recapitalization transaction on March 7, 2025. The LOI has since expired and terminated in accordance with its terms prior to the consummation of such recapitalization transaction. The Registrant continues to face a challenging liquidity situation and is in default under its senior secured credit agreements. The Registrant is continues to consider all of its alternatives given its current financial condition.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Dale Schwartz	847	480-2323
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pinstripes Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 28, 2025	By:	/s/ Dale Schwartz
Name: Dale Schwartz Title: Chairman and Chief Executive Officer